Corporate Income (CIF) 5/31/04 77D
Prospectuses dated 10/1/04 for CIF

The following sentence will be added to the funds' operating policies on investing in below investment-grade or noninvestment-grade debt securities: Fund investments in high yield bonds may be made through the T. Rowe Price Institutional High Yield Fund.